UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No. 3)



                                 EPICEDGE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    539577304
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            MICHAEL A. NEMEROFF, ESQ.
                        VEDDER, PRICE, KAUFMAN & KAMMHOLZ
                            222 NORTH LASALLE STREET
                             CHICAGO, IL 60601-1003
                                 (312) 609-7500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 APRIL 4, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

CUSIP No.539577304                  SCHEDULE 13D              Page 2 of 13 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


EDGEWATER PRIVATE EQUITY FUND III, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS


     00
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     DELAWARE
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    37,933,207
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    26,287,656
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     37,933,207
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     90.2%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


     PN
________________________________________________________________________________

CUSIP No.539577304                  SCHEDULE 13D              Page 3 of 13 Pages

         This Amendment No. 3 ("Amendment No. 3") further amends the statement on Schedule 13D dated February 21, 2002 (the "Initial Schedule 13D"), as amended by that certain Amendment No. 1 dated April 16, 2002 (the "Amendment No. 1"), as further amended by that certain Amendment No. 2 dated November 11, 2002 (the "Amendment No. 2"), and is being filed with the Securities and Exchange Commission (the "SEC") by Edgewater Private Equity Fund III, L.P., a Delaware limited partnership ("Edgewater" or the "Reporting Person"), in accordance with the requirements of Rule 13d-1 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The purpose of this Amendment No. 3 is to reflect changes in the beneficial ownership of the Reporting Person since the filing of Amendment No. 2 to the Initial Schedule 13D as a result of, among other things, the issuance of certain warrants to the Reporting Person for the purchase of equity securities of EpicEdge Inc., a Texas corporation (the "Issuer").

         The Reporting Person is a member of a group consisting of Fleck T.I.M.E. Fund LP, a Delaware limited partnership ("TIME"), Fleck T.I.M.E. Overseas Fund, Ltd., a Cayman Islands limited liability company ("Overseas"), and certain shareholders of the Issuer. The Reporting Person has provided information in this Amendment No. 3 with respect to itself.

Item 1.  Security and Issuer.
         -------------------

         This statement relates to the common stock, par value $0.01 per share (the "Common Stock") of the Issuer. The principal executive offices of the Issuer are located at 5508 Hwy. 290 West, Suite 300, Austin, Texas 78735.

Item 2.  Identity and Background.
         -----------------------

         Edgewater Private Equity Fund III, L.P., a Delaware limited partnership (the "Edgewater Fund"), having its principal executive offices at 900 North Michigan Avenue, 14th Floor, Chicago, Illinois 60611. The general partner of the Edgewater Fund is Edgewater III Management, L.P., a Delaware limited partnership ("Edgewater Management"), having its principal executive offices at 900 North Michigan Avenue, 14th Floor, Chicago, Illinois 60611. The general partner of Edgewater Management is Edgewater III, Inc., an Iowa corporation ("Edgewater"), having its principal executive offices at 900 North Michigan Avenue, 14th Floor, Chicago, Illinois 60611. The names, positions and principal business addresses of each of the directors and executive officers of Edgewater are as follows:

  NAME                  POSITION WITH EDGEWATER    PRINCIPAL BUSINESS ADDRESS
  ---------------       -----------------------    --------------------------

  James A. Gordon       President and Sole         900 North Michigan Avenue,
                        Director                   14th Floor,
                                                   Chicago, Illinois 60611

         The Edgewater Fund is principally engaged in the business of investing and holding securities in various entities. Edgewater Management is principally engaged in the business of acting as general partner of the Edgewater Fund and investing and holding securities in various entities. Edgewater is principally engaged in the business of acting as general partner of Edgewater Management and investing and holding securities in various entities.

CUSIP No.539577304                  SCHEDULE 13D              Page 4 of 13 Pages


         During the last five years, neither the Reporting Person nor, to the best of its knowledge, any general partner, director or executive officer of the Reporting Person, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         In February 2000, (a) the Edgewater Fund acquired 1,200,000 shares of Common Stock from the Issuer in a private transaction for a total consideration of $6,000,000, and (b) TIME acquired 400,000 shares of Common Stock from the Issuer in a private transaction for a total consideration of $2,000,000. In March 2000, TIME transferred 8,000 shares of Common Stock of the Issuer to Overseas. In September 2000, (a) the Edgewater Fund acquired an additional 1,250,000 shares of Common Stock from the Issuer in a private transaction for a total consideration of $1,250,000, and (b) TIME acquired an additional 750,000 shares of Common Stock from the Issuer in a private transaction for a total consideration of $750,000. In September 2000, TIME transferred 30,000 shares of Common Stock of the Issuer to Overseas. The above described purchases were effectuated pursuant to two separate purchase agreements among the Issuer, the Edgewater Fund, TIME and certain other investors (the "Purchase Agreements").

         In July 2000, (a) the Edgewater Fund acquired a convertible promissory note from the Issuer in a private transaction for a total consideration of $3,750,000, and (b) TIME acquired a convertible promissory note from the Issuer in a private transaction for a total consideration of $1,250,000 (collectively, the "July Debt"), pursuant to a loan agreement by and among the Issuer, the Edgewater Fund and TIME. The July Debt, plus accrued interest thereon, was previously convertible into Common Stock of the Issuer at a price per share equal to $5.00.

         On December 1, 2000, TIME acquired a convertible promissory note from the Issuer in a private transaction for a total consideration of $1,000,000 (the "December Debt"; and, together with the July Debt, the "Old Debt"). The December Debt, plus accrued interest thereon, was previously convertible into Common Stock of the Issuer at a price per share equal to $0.50.

         In June 2001, TIME loaned the Issuer an additional $400,000 in a private transaction (the "June Debt"). This loan was made pursuant to the terms of a certain Memorandum of Terms dated June 21, 2001. The Memorandum of Terms provided that the loan was convertible into shares of preferred stock of the Issuer at $0.75 per share. The loan was never evidenced by a promissory note. Furthermore, prior to the date of Amendment No. 2, the Memorandum of Terms had been terminated by the parties thereto.

         In February 2002, the Edgewater Fund loaned the Issuer an aggregate principal amount of $610,000 in exchange for a secured promissory note. In March 2002, the Edgewater Fund loaned the Issuer an additional aggregate principal amount of $250,000 in exchange for a substitute secured promissory note in the aggregate principal amount of $860,000 (the "March Debt").

CUSIP No.539577304                  SCHEDULE 13D              Page 5 of 13 Pages

         On April 16, 2002, the Issuer, the Edgewater Fund, TIME and certain other parties named therein entered into a Note and Preferred Stock Purchase Agreement (as amended, the "April Purchase Agreement"), pursuant to which the Edgewater Fund loaned the Issuer an additional aggregate principal amount of $740,000 (the "April 16 Debt"). On April 29, 2002, the Edgewater Fund loaned the Issuer an additional aggregate principal amount of $500,000 pursuant to an amendment to the April Purchase Agreement (the "April 29 Debt"). On August 21, 2002, the Edgewater Fund loaned the Issuer an additional aggregate principal amount of $500,000 pursuant to an amendment to the April Purchase Agreement (the "August 21 Debt"). On October 22, 2002, the Edgewater Fund loaned the Issuer an additional aggregate principal amount of $250,000 pursuant to an amendment to the April Purchase Agreement (the "October 22 Debt"). On November 1, 2002, the Edgewater Fund loaned the Issuer an additional aggregate principal amount of $250,000 pursuant to an amendment to the April Purchase Agreement (the "November 1 Debt," and together with the March Debt, the April 16 Debt, the April 29 Debt, the August 21 Debt and the October 22 Debt, the "New Debt"). In addition, pursuant to the terms of the April Purchase Agreement, as amended, the parties thereto agreed (a) to amend the terms of the Old Debt, such that the Old Debt, plus accrued interest thereon, shall be convertible into shares of Series A Convertible Preferred Stock (the "Series A Stock") of the Issuer at a price per share of $0.75, upon the satisfaction or waiver of certain conditions set forth in the April Purchase Agreement, as amended, which conditions include the receipt of shareholder approval of an amendment to the Issuer's Articles of Incorporation (the "Conditions"), and (b) that, other than $2,000,000 of the New Debt (the "Edgewater Special Debt"), the June Debt and the New Debt shall be convertible into shares of Series B Convertible Preferred Stock (the "Series B Stock") of the Issuer at a price per share of $0.75, upon the satisfaction or waiver of the Conditions (the "Financing"). The Series A Stock is immediately convertible into shares of Common Stock of the Issuer on a one-for-one basis, subject to certain antidilution adjustments. The Series B Stock is immediately convertible into shares of Common Stock of the Issuer on a three-for-one basis, subject to certain antidilution adjustments; provided, however, such securities will be convertible into shares of Common Stock of the Issuer on a one-for-one basis if the holder thereof elects to receive the liquidating preference of the Series B Stock upon a liquidation event of the Issuer.

         On July 12, 2002, the requisite number of shareholders of the Issuer approved the Financing and the amendments to the Issuer's Articles of Incorporation authorizing the Series A Stock and the Series B Stock. On November 11, 2002, (a) the Edgewater Fund and TIME converted the Old Debt into the number of shares of Series A Stock set forth opposite their respective names on
Schedule 1 attached hereto, and (b) the Edgewater Fund converted the New Debt, other than the Edgewater Special Debt, and TIME converted the June Debt into the number of shares of Series B Stock set forth opposite their respective names on
Schedule 1 attached hereto.

         Each of the Edgewater Fund, TIME and Overseas, as the case may be, acquired the shares of Common Stock, Series A Stock, Series B Stock, the Old Debt, the June Debt and the New Debt (collectively, the "Securities") described above with funds invested by its general and limited partners for the purpose of acquiring equity securities.

CUSIP No.539577304                  SCHEDULE 13D              Page 6 of 13 Pages

Item 4.  Purpose of Transaction.
         ----------------------

         The Reporting Person acquired the Securities, the April 2003 Note and the Warrants (as defined below) for investment purposes. The Purchase Agreements, the April Purchase Agreement and the April 2003 Note contain certain provisions restricting the ability of the Issuer to effect a merger, consolidation, reorganization, sale of assets or sale of a controlling ownership interest without the consent of certain of the Reporting Persons. In addition, in connection with the acquisition of the Securities, the Edgewater Fund, TIME and certain other shareholders of the Issuer entered into an Amended and Restated Shareholders' Agreement (the "Shareholder Agreement") pursuant to which each shareholder agreed to vote their shares to elect two (2) persons to the Board of Directors of the Issuer, one (1) of whom to be designated by the Edgewater Fund and the other to be designated by the Edgewater Fund and TIME.

         In addition, the Edgewater Fund, TIME and certain shareholders of the Issuer entered into a Voting Agreement (the "Voting Agreement"), pursuant to which such shareholders have agreed to vote their shares (a) to elect the Board of Directors of the Issuer as follows: (i) two (2) persons to be designated by the Edgewater Fund (the "Series B Representatives"); (ii) one (1) person designated by TIME (the "July Representative"); (iii) the current Chief Executive Officer of the Issuer ("CEO"); (iv) one (1) person designated by the CEO (the "CEO Representative"); and (v) three (3) persons designated by mutual agreement of the July Representative, the Series B Representatives and the CEO, all of whom shall be independent outside directors, and (b) to approve all actions required to approve the Financing and the conversion of the Old Debt, the New Debt and the June Debt into shares of Series A Stock and Series B Stock, as applicable. Certain of the shareholders who are a party to the Voting Agreement have executed an irrevocable proxy (an "Irrevocable Proxy") in favor of the Edgewater Fund to vote their shares in accordance with the terms of the Voting Agreement.

         On April 16, 2002, the Edgewater Fund and the Issuer entered into a letter agreement (the "April 16, 2002 Letter Agreement") whereby, subject to certain conditions, the Edgewater Fund committed to loan the Issuer an additional $1,360,000 of convertible secured debt less the amounts of any debt or equity financing received by the Issuer from third parties subsequent to April 16, 2002 (the "Additional Debt"), and such Additional Debt was to be convertible into shares of a newly created series of preferred stock of the Issuer at a conversion rate of $0.25 per share. Subsequent to April 16, 2002, the Edgewater Fund loaned the Issuer an additional $1,500,000; provided, however, that the Issuer and the Edgewater Fund agreed that such additional indebtedness be funded pursuant to the terms of the April Purchase Agreement and be deemed to be part of the Edgewater Special Debt in lieu of being funded pursuant to the terms of the April 16, 2002 Letter Agreement.

         On September 20, 2002, the Edgewater Fund and Issuer reached an agreement whereby in lieu of converting the Edgewater Special Debt in accordance with the April Purchase Agreement, the Edgewater Special Debt would be convertible into shares of a to-be-designated senior Series B-1 Convertible Preferred Stock (the "Series B-1 Stock") at a price per share equal to $0.75 (the "Series B-1 Conversion").

         On November 1, 2002, the Issuer and the Edgewater Fund entered into a letter agreement whereby in consideration for the funding of the October 22 Debt and the November 1 Debt the

CUSIP No.539577304                  SCHEDULE 13D              Page 7 of 13 Pages

Issuer agreed to issue to the Edgewater Fund, upon the consummation of the Series B-1 Stock financing, a warrant to purchase $1,000,000 worth of Series B-1 Stock (the "November 2002 Letter Agreement").

         On January 8, 2003, the Issuer and the Edgewater Fund entered into a letter agreement whereby in consideration for guaranteeing certain indebtedness of the Issuer agreed to issue to the Edgewater Fund, upon the execution of the Series B-1 Stock financing documents, a warrant to purchase $150,000 worth of Series B-1 Stock (the "January 2003 Letter Agreement").

         On April 4, 2003, the Issuer amended its Articles of Incorporation to authorize and designate the rights, powers and qualification of the Series B-1 Stock. The Series B-1 Stock is immediately convertible into shares of Common Stock of the Issuer on a three-for-one basis, subject to certain antidilution adjustments; provided, however, such securities will be convertible into shares of Common Stock of the Issuer on a one-for-one basis if the holder thereof elects to receive the liquidating preference of the Series B-1 Stock upon a liquidation event of the Issuer. On the same date, the Issuer and the Edgewater Fund entered into a Substitute Convertible Secured Promissory Note (the "April 2003 Note"), pursuant to which the following terms of the Edgewater Special Debt were amended: (a) the maturity date of the Edgewater Special Debt was extended from April 16, 2003 to January 31, 2006, (b) the interest rate accruing on the Edgewater Special Debt was decreased from 8% to 4%, and (c) the Edgewater Special Debt, plus accrued interest thereon, is now convertible at the sole discretion of the Edgewater Fund, on or prior to the maturity date, into shares of Series B-1 Stock at a price per share equal to $0.75. Also, on April 4, 2003, in accordance with the November 2002 Letter Agreement and the January 2003 Letter Agreement, the Issuer issued to the Edgewater Fund (a) a warrant to purchase 1,333,333 shares of Series B-1 Stock at an exercise price equal to $0.01 per share and (b) a warrant to purchase 200,000 shares of Series B-1 Stock at an exercise price equal to $0.01 per share (collectively, the "Warrants").

         Except as otherwise set forth in this Item 4, the Reporting Person does not propose any of the following:

                  (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material part of the assets of the Issuer or any of its subsidiaries;

                  (d) Any change to the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) Any material change in the present capitalization or dividend policy of the Issuer;

                  (f) Any other material change in the Issuer's business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any

CUSIP No.539577304                  SCHEDULE 13D              Page 8 of 13 Pages

         plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

                  (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

                  (j) Any action similar to any of those enumerated above.

Item 5.  Interest in the Securities of the Issuer.
         ----------------------------------------

         (a) and (b)

         As of the date of this Statement, the Edgewater Fund was deemed to beneficially own an aggregate of 37,933,207 shares of Common Stock of the Issuer, which includes 6,113,611 shares of Common Stock into which the Series A Stock held by the Edgewater Fund is immediately convertible, 4,867,044 shares of Common Stock into which the Series B Stock held by the Edgewater Fund is immediately convertible, 8,256,000 shares of Common Stock in which the April 2003 Note held by the Edgewater Fund is immediately convertible, and 4,599,999 shares of Common Stock into which the Warrants held by the Edgewater Fund are immediately convertible, which beneficial ownership currently represents 90.2% of the 42,030,878 shares of outstanding Common Stock on an "as-converted" basis.(1) The number of shares deemed to be beneficially owned also includes the 11,645,551 shares of Common Stock (the "Proxy Shares") with respect to which the Edgewater Fund has sole voting power as a result of the Irrevocable Proxies granted to it pursuant to the Voting Agreement. The Edgewater Fund does not have the right to vote the Proxy Shares on matters other than those set forth in the Voting Agreement and Irrevocable Proxies and does not share voting power with respect to any other shares which it beneficially owns. The Edgewater Fund does not have any power to dispose or direct the disposition of the Proxy Shares. Consequently, the Edgewater Fund has
         (i) the power to vote or direct the vote of 37,933,207 shares of Common Stock and (ii) the power to dispose or direct the disposition


--------
(1) This number represents 18,200,333 shares of outstanding Common Stock (based upon the number of outstanding shares of Common Stock reported by Issuer in a Form 10-K filed with the SEC on March 31, 2003), plus the 23,830,545 shares of Common Stock into which the Series A Stock, the Series B Stock, the April 2003 Note and the Warrants held by Edgewater are currently convertible into.

CUSIP No.539577304                  SCHEDULE 13D              Page 9 of 13 Pages


         of 26,287,656 shares of Common Stock, subject to federal and state securities laws.

         To the best knowledge of the Edgewater Fund, none of the other persons or entities listed in Item 2 beneficially owns any other shares of the Issuer.

         (c)      See Item 3 above.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer.
        ------------------------

         Other than the agreements and the understandings discussed in Items 3 and 4 above, neither the Reporting Person nor any general partner, director or executive officer of the Reporting Person has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to the Securities, the April 2003 Note and the Warrants, including transfer or voting thereof, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

     1. Stock Purchase Agreement dated as of February 18, 2000, by and among the Issuer, Edgewater Fund, TIME and certain other investors (incorporated by reference to Exhibit 4.1 to the Issuer's Form 8-K (File No. 0-9129) filed with the SEC on February 28, 2000).

     2. Stock Purchase Agreement dated as of September 29, 2000, by and among the Issuer, Edgewater Fund, TIME and certain other investors (incorporated by reference to Exhibit 99.2 to the Issuer's Form 8-K (File No. 0-9129) filed with the SEC on October 16, 2000).

     3. Convertible Bridge Loan Agreement dated as of July 21, 2000, by and among the Issuer, Edgewater Fund and TIME (incorporated by reference to Exhibit 10.27 to the Issuer's Quarterly Report on Form 10-QSB (File No. 0-9129) filed with the SEC on November 11, 2000).

     4. Amended and Restated Shareholder Agreement dated as of July 21, 2000, by and among the Issuer, Edgewater Fund, TIME and certain other shareholders (incorporated by reference to Exhibit 4 to the Schedule 13D filed by Edgewater Fund, TIME and Overseas on February 21, 2002 with the SEC).

     5. Note and Preferred Stock Purchase Agreement dated as of April 16, 2002, by and among the Issuer, Edgewater Fund, TIME and certain other parties named therein (incorporated by reference to Exhibit 4.27 to the Issuer's Annual Report on Form 10-K (File No. 001-15493) filed with the SEC on April 17, 2002).

CUSIP No.539577304                  SCHEDULE 13D             Page 10 of 13 Pages

     6. Voting Agreement dated as of April 16, 2002, by and among Edgewater Fund, TIME and certain other shareholders of the Issuer (incorporated by reference to Exhibit 4.40 to the Issuer's Annual Report on Form 10-K (File No. 001-15493) filed with the SEC on April 17, 2002).

     7. Letter Agreement dated as of April 16, 2002 by and between Edgewater Fund and the Issuer (incorporated by reference to Exhibit 7 to Amendment No. 1 to Schedule 13D filed by Edgewater Fund, TIME and Overseas on May 1, 2002 with the SEC).

     8. Letter Agreement dated as of November 1, 2002 by and between Edgewater Fund and the Issuer (incorporated by reference to Exhibit 8 to Amendment No. 2 to Schedule 13D filed by Edgewater Fund on November 13, 2002 with the SEC).

     9. Amendment No. 1 to The Note and Preferred Stock Purchase Agreement, dated April 29, 2002, by and between the Issuer and Edgewater Fund (incorporated by reference to Exhibit 9 to Amendment No. 2 to Schedule 13D filed by Edgewater Fund on November 13, 2002 with the SEC).

     10. Amendment No. 2 to The Note and Preferred Stock Purchase Agreement, dated June 14, 2002, by and between the Issuer and Edgewater Fund (incorporated by reference to Exhibit 10 to Amendment No. 2 to
          Schedule 13D filed by Edgewater Fund on November 13, 2002 with the
          SEC).

     11. Amendment No. 3 to The Note and Preferred Stock Purchase Agreement, dated July 18, 2002, by and between the Issuer and Edgewater Fund (incorporated by reference to Exhibit 11 to Amendment No. 2 to
          Schedule 13D filed by Edgewater Fund on November 13, 2002 with the
          SEC).

     12. Amendment No. 4 to The Note and Preferred Stock Purchase Agreement, effective July 31, 2002, by and between the Issuer and Edgewater Fund (incorporated by reference to Exhibit 12 to Amendment No. 2 to
          Schedule 13D filed by Edgewater Fund on November 13, 2002 with the
          SEC).

     13. Amendment No. 5 to The Note and Preferred Stock Purchase Agreement, effective August 21, 2002, by and between the Issuer and Edgewater Fund (incorporated by reference to Exhibit 13 to Amendment No. 2 to
          Schedule 13D filed by Edgewater Fund on November 13, 2002 with the
          SEC).

     14. Amendment No. 6 to The Note and Preferred Stock Purchase Agreement, effective October 22, 2002, by and between the Issuer and Edgewater Fund (incorporated by reference to Exhibit 14 to Amendment No. 2 to
          Schedule 13D filed by Edgewater Fund on November 13, 2002 with the
          SEC).

     15. Amendment No. 7 to The Note and Preferred Stock Purchase Agreement, effective November 1, 2002, by and between the Issuer and Edgewater Fund

CUSIP No.539577304                  SCHEDULE 13D             Page 11 of 13 Pages


          (incorporated by reference to Exhibit 15 to Amendment No. 2 to
          Schedule 13D filed by Edgewater Fund on November 13, 2002 with the
          SEC).

     16. Amendment No. 8 to The Note and Preferred Stock Purchase Agreement, effective April 4, 2003, by and between the Issuer and Edgewater Fund.

     17. Substitute Convertible Secured Promissory Note dated as of April 4, 2003 made by the Issuer in favor of Edgewater Fund.

     18. Warrant to Purchase 1,333,333 shares of Series B-1 Convertible Preferred Stock issued by the Issuer in favor of Edgewater Fund on April 4, 2003.

     19. Warrant to Purchase 200,000 shares of Series B-1 Convertible Preferred Stock issued by the Issuer in favor of Edgewater Fund on April 4, 2003.

CUSIP No.539577304                  SCHEDULE 13D             Page 12 of 13 Pages


                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: April 9, 2003

By:  /s/ James A. Gordon
     --------------------------------------
     James A. Gordon
     President of Edgewater III, Inc.,
     general partner of Edgewater III
     Management, L.P., which is the general
     partner of Edgewater Private Equity Fund
     III, L.P.

CUSIP No.539577304                  SCHEDULE 13D             Page 13 of 13 Pages

                                   SCHEDULE 1

REPORTING PERSON               DEBT              SERIES A STOCK          SERIES B STOCK         COMMON STOCK(1)
----------------          ------------           --------------          --------------         ------------
Edgewater Fund            July Debt                6,113,611                  N/A                 6,113,611
Edgewater Fund            New Debt(2)                N/A                  1,622,681               4,868,044
TIME                      July Debt                2,037,870                  N/A                 2,037,870
TIME                      December Debt            1,544,000                  N/A                 1,544,000
TIME                      June Debt                   N/A                   593,185               1,779,556

-----------------------------
1 The number of shares of Common Stock into which such Series A Stock or Series B Stock is initially convertible.
2 Excluding the Edgewater Special Debt. Currently, the Edgewater Special Debt is immediately convertible into 2,752,000 shares of Series B-1 Stock which, in turn, is immediately convertible into 8,256,000 shares of Common Stock.